SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED

DECEMBER 31, 2016

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the years ended December 31, 2016 and 2015. This report is dated March 29, 2017 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2016 and 2015, the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

The consolidated financial statements for the year ended December 31, 2016 and the comparative year ended December 31, 2015 have been prepared by the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Company Overview

Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia and the Courageous Lake property located in the Northwest Territories, and in the current fiscal year, the Company acquired 100% of the common shares of SnipGold Corp. (“SnipGold”) and its 100% owned Iskut Project in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Selected Annual Information

Summary operating results ($000's- except per share amounts)	2016	2015	2014
Corporate and administrative costs	(9,679)	(9,410)	(14,091)
Other income - flow-through shares	4,321	2,907	7,489
Gain on investments	866	266	-
Gain on disposition of mineral properties	-	1,000	2,489
Impairment of mineral interests	-	(350)	(2,437)
Impairment of investments	-	(891)	(1,236)
Income taxes	(2,974)	(2,700)	(5,899)
Other	177	112	662
Net loss	(7,289)	(9,066)	(13,023)
Basic loss per share	(0.14)	(0.18)	(0.27)
Diluted loss per share	(0.14)	(0.18)	(0.27)

Summary statements of financial position data ($000's)	2016	2015	2014
Current assets	13,064	20,134	16,282
Non-current assets	324,921	280,393	262,074
Total assets	337,985	300,527	278,356
Current liabilities	5,721	2,373	4,743
Non-current liabilities	20,906	16,170	13,779
Equity	311,358	281,984	259,834
Total liabilities and equity	337,985	300,527	278,356

Results of Operations 2016 Compared to 2015

The Company incurred a $7.3 million net loss for the year ended December 31, 2016 or $0.14 per share compared to a net loss of $9.1 million or $0.18 per share in 2015.

Corporate and administrative expenses, including stock-based compensation, were the most significant items contributing to losses in both fiscal 2016 and the comparative 2015 years. In the previous year, impairments of investments and mineral interests contributed to losses in that year, but no comparable impairments were recognized in the current year. Offsetting expenses in both years were gains recorded on the Company’s investments and the recognition of other income relating to flow-through share premiums. These items are discussed further below.

In 2016, corporate and administrative expenses increased marginally from $9.4 million in 2015 to $9.7 million in the current year, representing a 3% increase. Cash compensation decreased by 3% from $3.5 million in 2015, to $3.3 million in 2016, reflecting a net of increases in annual salaries and an offsetting decrease in bonus compensation. Stock-based compensation increased less than 1%; however the 2016 expense of $3.7 million was largely a result of stock options ($2.7 million) and the remainder related to restricted share units. In 2015, the expense related to an even split of $1.8 million each of stock option and restricted share unit costs. Corporate, non-project related staffing levels remained consistent between the fiscal years, as did the level of stock option and restricted share unit compensation awarded to management. Cash compensation is not expected to vary significantly from current levels as no new additions to staffing levels are anticipated. Stock-based compensation however, is expected to increase in 2017 as the remaining fair value of stock options granted late in 2016 is amortized over the remaining vesting period.

The Company’s stock-based compensation expenses related to stock options and restricted share units are illustrated on the following tables:

	Number of options	Exercise price ($)	Grant date fair value ($000's)	Expensed prior to 2015 ($000's)	Expensed in 2015 ($000's)	Expensed in 2016 ($000's)	Remaining balance to be expensed ($000's)
Options granted (000's except number of options and exercise prices)
March 3, 2013	705,000	12.60	2,577	2,561	16	-	-
June 5, 2013	100,000	12.91	724	618	106	-	-
April 27, 2015	475,000	9.00	1,414	-	895	519	-
December 21, 2015	365,000	11.13	1,959	-	803	953	203
March 24, 2016	100,000	13.52	684	-	-	493	191
May 13, 2016	50,000	17.16	499	-	-	499	-
August 11, 2016	50,000	17.14	438	-	-	114	324
December 19, 2016	890,833	10.45	4,860	-	-	149	4,711
					1,820	2,727	5,429

RSUs granted (000's except number of RSUs)	Number of RSUs	Grant date fair value ($000's)	Expensed prior to 2015 ($000's)	Cancelled in 2015 ($000's)	Expensed in 2015 ($000's)	Expensed in 2016 ($000's)	Remaining balance to be expensed ($000's)
December 19, 2013	235,000	2,267	2,167	(24)	124	-	-
December 9, 2014	272,500	2,624	1,099	-	1,184	341	-
December 31, 2015	94,000	1,046	-	-	542	504	-
December 19, 2016	125,500	1,311	-	-	-	98	1,213
			3,266	(24)	1,850	943	1,213

Other corporate and administrative costs increased marginally over the comparative year as the Company continued to source a joint venture partner for KSM. Professional fees paid to advisors increased marginally (4%) and general and administrative costs increased 23%, from $1.4 million to $1.7 million as the Company absorbed the acquisition of SnipGold into its operations. It is anticipated that corporate and administrative expenses overall are to remain comparable to 2016 levels.

The Company recognized $4.3 million of other income in 2016 (2015 - $2.9 million) related to the recovery of flow-through share premiums recorded on financings completed in April 2015 and May 2016. In April 2015, the Company issued 1,610,000 flow-through common shares and in May 2016, the Company issued 500,000 flow-through shares both at premium prices to the market value of the Company’s shares at the time of issuance. Based on qualifying expenditures made in 2016, $1 million of the remaining premium as at December 31, 2015, for the April 2015 financing and the full $3.3 million premium related to the May 2016 financing was recorded as income. In the comparative year, similar recoveries were recorded for a flow-through financing completed in 2014 and the April 2015 financing.

In the current year, the Company recognized a $0.9 million (2015 - $0.3 million) net gain on investments it holds. The gain is derived from the recognition of a gain on the disposition of one investment of $0.3 million (2015 - $28,000) and the $0.6 million net gain recorded on an investment in an associate, accounted for on the equity basis.

In 2015, the Company recorded the receipt of $1 million as a payment on an option IDM Mining (“IDM”) has on the Company’s Red Mountain Project. As all historical acquisition and exploration costs for the project had been fully recovered through previous option payments and other recoveries, the receipt was recorded as a gain on the disposition of mineral interests in that year. No comparable payments were received in 2016. During 2016, IDM notified the Company of its intent to fully exercise the option on the Red Mountain Project and upon the execution and closing of the option exercise expected early in 2017, the mineral interests will be fully transferred to IDM.

The Company holds investments in common shares of several mining companies that were received as consideration for optioned mineral properties, and other short-term investments, including one gold exchange traded receipt. These available for sale financial assets are recorded at fair value on the statements of financial position. In 2015, the Company determined that the recoverability of some of its available for sale investments was impaired and recorded a $0.9 million charge in net loss. No impairments were related to investments were recorded in 2016.

Also in 2015 the Company was notified that the remaining option on one of its projects in Nevada would be foregone. The Company determined that the recoverability of the carrying costs, at that time, was impaired and recorded an impairment loss equal to the remaining carrying cost of $0.4 million. No impairments to mineral interests were recognized in 2016.

In 2016, the Company recognized income tax expense of $3.0 million (2015 - $2.7 million) primarily related to a deferred tax expense arising due to the renouncement of expenditures related to 2015 and 2016 flow through shares which are capitalized for accounting purposes, offset partially by a deferred tax recovery arising from the loss in the current year.

Results of Operations 2015 Compared to 2014

The net loss for the year ended December 31, 2015 was $9.1 million or $0.18 per share compared to a net loss of $13 million or $0.27 per share for 2014.

In both 2015 and 2014, the most significant expenses contributing to net loss were corporate and administrative costs, and in particular, stock based compensation. Impairment of investments and mineral properties and income taxes also contributed to the loss but to a lesser degree in 2015 than in 2014. Offsetting some of these expenses were the recognition of gains on the disposition of mineral properties and other income relating to the amortization of flow-through share premiums, obtained in financings completed in 2014 and the current year. These items are discussed further below.

In 2015, corporate and administrative expenses decreased significantly from $14.1 million in 2014 to $9.4 million in 2015 representing a 33% decline. The majority of the decline resulted from a $6.0 million (62%) decrease in non-cash stock-based compensation. The fair value of stock options, granted in 2014, and restricted share units (RSU), granted at the end of 2013 and in 2014, were amortized over a shorter service period and the majority of those costs were recognized in 2014, prior to the start of the 2015, resulting in a higher expense in the 2014. Cash compensation, however, increased from $2.5 million, in 2014 to $3.5 million or 40% in 2015, reflecting the award of bonuses to management and the impact of a strengthened US versus the Canadian dollar on US denominated salaries. Other corporate and administrative costs increased marginally in 2015 over 2014 as the Company continued to source a joint venture partner for KSM.

Quarterly Information

Selected financial information for the last eight quarters ending December 31, 2015 is as follows:

(unaudited)

Quarterly operating results ($000's)	4th Quarter Ended December 31, 2016	3rd Quarter Ended September 30, 2016	2nd Quarter Ended June 30, 2016	1st Quarter Ended March 31, 2016
Revenue	-	-	-	-
Loss for period	(2,598)	(300)	(1,917)	(2,474)
Basic loss per share	(0.04)	(0.01)	(0.04)	(0.05)
Diluted loss per share	(0.04)	(0.01)	(0.04)	(0.05)

Quarterly operating results ($000's)	4th Quarter Ended December 31, 2015	3rd Quarter Ended September 30, 2015	2nd Quarter Ended June 30, 2015	1st Quarter Ended March 31, 2015
Revenue	-	-	-	-
Loss for period	(2,373)	(2,629)	(1,590)	(2,474)
Basic loss per share	(0.05)	(0.05)	(0.03)	(0.05)
Diluted loss per share	(0.05)	(0.05)	(0.03)	(0.05)

In all four quarters of 2016, corporate and administrative expenses remained comparable. In the third quarter of 2016, the Company recorded $2.7 million of other income related to flow-through shares versus approximately $1.6 million in the first two quarters and nil in the fourth quarter. In addition the Company recognized $0.8 million of gains on investments. These two factors resulted in the reduction in loss for the period and basic and diluted loss per share.

Significant activities in 2016 included the acquisition of SnipGold, evaluating the results of the 2015 exploration and drill program at KSM, planning and completing the 2016 exploration and drilling programs at KSM and Iskut projects, finalizing the NI 43-101 technical report for KSM including the results from an updated Preliminary Feasibility Study (the “2016 PFS”) and a new Preliminary Economic Assessment (the “PEA”) and supporting an independent geotechnical review board (“IGRB”) to review and consider the project's tailings management facility and water storage dam.

Mineral Interest Activities

During 2016, the Company added an aggregate of $44.1 million to mineral interests. Expenditures associated with the Company’s two main exploration projects, KSM and Courageous Lake collectively amounted to $24.3 million with the acquisition of SnipGold and exploration costs at the Iskut project, $16.4 million and $3.4 million respectively, making up the difference.

At the KSM Project, the Company incurred $20.1 million of costs in 2016 excluding the capitalization of a $3.6 million tax re-assessment accrued and further described below. Spending related to executing the 2016 exploration and drilling programs. The program confirmed continuity of mineralization in Deep Kerr over considerable distances south of the existing resource and subsequent to the year end, the Company announced an updated mineral resource estimate for Deep Kerr that represented an increase of 3.0 million ounces of gold and 2.1 billion pounds of copper over the previous estimate.  The new inferred resource totals 1.92 billion tonnes grading 0.41% copper and 0.31 g/T gold (containing 19.0 million ounces of gold and 17.3 billion pounds of copper) constrained by conceptual block cave shapes. The drill program also found the down plunge extension of Iron Cap's higher grade core while also discovering a previously unknown deposit with initial gold and copper grades among the best found to date at KSM. It is thought that the new discovery could represent a core zone which could potentially have a positive impact on the project. The discovery is currently being evaluated and additional drill testing is planned in 2017.

In addition to the exploration program, the Company filed a NI 43-101 technical report for KSM, which includes the results from the 2016 PFS and the PEA.

The 2016 PFS incorporates KSM’s measured and indicated mineral resources into mine plans generating proven and probable mineral reserves of 2.2 billion tonnes grading 0.55 grams per tonne gold, 0.21% copper and 2.6 grams per tonne silver (38.8 million ounces of gold, 10.2 billion pounds of copper and 183 million ounces of silver). The 2016 PFS does not include the higher grade resources delineated at Deep Kerr and the Iron Cap Lower Zone as they are in the inferred mineral resources category which cannot be considered as mineral reserves required for inclusion in a PFS.

The project design in the PEA includes the higher grade resources from Deep Kerr and the Iron Cap Lower Zone, enabling the mining method to shift from predominantly open pit in the PFS to primarily low cost block cave mining. This design significantly reduces the number and size of the open pits and the project’s environmental impact. By including Deep Kerr, annual average maximum throughput of 130,000 tonnes per day envisioned in the 2016 PFS has been increased to 170,000 tonnes per day in the PEA without significant redesign of facilities. The net result is a substantial improvement in estimated economic returns. The inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and therefore, there is no certainty that the results of the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA does not override the 2016 PFS but instead represents an alternative viable option for developing the KSM project. The PEA demonstrates the potential for significant project improvements over the 2016 PFS and demonstrates the potential value of the exploration discoveries the Company has made at Deep Kerr and Lower Iron Cap over the last several years.

In 2014 and 2015, the Company received $8.5 million related to the application for refund under the British Columbia Mineral Exploration Tax Credit program, for spending in 2010 and 2011. In 2016 the Company was informed that, upon completion of an audit of the expenditures related to the application by tax authorities, a portion has been categorized as not applicable to the recovery program and a $3.6 million re-assessment has been delivered to the Company. Subsequent to the year-end, the Company filed an objection to the categorization of these costs and paid $1.8 million, required by tax authorities while the objection is being reviewed. It is anticipated that the objection will be reviewed at the end of 2017 or early 2018. The Company has recorded the full re-assessment within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2016, with a corresponding charge to mineral properties.

In 2016, the Company incurred $0.6 million of costs at Courageous Lake (2015 - $0.6 million) completing analysis over drill target identification and costs to maintain the project in good standing. Limited resources have been allocated to the project in recent years as the Company focused on advancing KSM and, in 2016, completing the exploration program at Iskut (discussed below).

On June 21, 2016, the Company acquired 100% of the common shares of SnipGold and its 100% owned Iskut Project. The purchase price and associated costs of the SnipGold acquisition amounted to $14.8 million with $13.1 million ascribed to the fair value of the Company’s common shares and other convertible securities issued and $1.7 million of expenditures. The total cost of the acquisition of $14.8 million was allocated to the relative fair values of the assets acquired and liabilities assumed according to the following table:

Assets acquired and liabilities assumed (000's)
Current assets	566
Mineral interests	16,441
Current liabilities	(8)
Provision for reclamation liabilities	(2,224)
14,775

Consideration paid (000's)
Share issuance	12,452
Options and warrants	619
Acquisition costs	1,704
14,775

The Iskut Project is a contiguous block of ground in excess of 286 sq. km within northwestern British Columbia. A preliminary economic assessment, on a portion of the Iskut Project, was completed by SnipGold in 2010 and outlined a measured and indicated resource of 186 million tonnes of ore with 2.16 million ounces of contained gold and 500 million pounds of copper, among other elements. From an exploration standpoint, the Iskut Project contains two main target types: a high-grade precious metal mineralization, with drill ready targets; and bulk tonnage gold-copper porphyries with resource expansion potential. In 2016, post the acquisition, the Company executed a multi-pronged exploration program at Iskut spending approximately $3.4 million on the project. The program resulted in the Company reporting that it had identified a prospective new porphyry copper-gold system with a potentially intact epithermal precious metals zone at its top. The results will be further analyzed and additional drilling and exploration is planned for 2017.

Liquidity and Capital Resources

The Company’s working capital position, at December 31, 2016, was $7.3 million, down from $17.8 million at December 31, 2015. Cash and short-term deposits at December 31, 2016 totaled $7.8 million versus $15.5 million at December 31, 2015. Cash resources have fluctuated since the 2015 year-end as the Company completed two financings in the current year and conducted its exploration and evaluation programs at KSM and Iskut. The Company acknowledges that additional capital is required in 2017 to maintain title to its assets, undertake its proposed exploration and development programs and cover general and administrative expenses. Accordingly, the Company is in the process of arranging additional funding to be raised from equity financings and the sale of non-core assets.

In April 2016, the Company closed a public offering of 500,000 common shares at a price of $17.40 per common share raising gross proceeds of $8.7 million. In May 2016, the Company completed a financing whereby a syndicate of underwriters purchased 500,000 flow-through common shares at a price of $24.08 per flow-through common share for gross proceeds of $12 million. In addition, the exercise of 303,644 stock options in the year raised an additional $3.2 million.

During 2016, operating activities, including working capital adjustments, used $5.2 million compared to $7.4 million used by operating activities in 2015. Operating activities in the near-term are not expected to deviate significantly from current levels. Cash expenditures on mineral interest activity amounted to $24.1 million and are up from the $18.6 million spent in 2015. It is anticipated that mineral interest spending will approximate the current year’s spending but this is contingent on adequate cash resources being sourced.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore its new Iskut project, to either sell or enter into joint venture arrangements with major mining companies. The Company also continues to dispose of certain non-core mineral interest assets in Canada and the USA as well as various investments deemed no longer strategic to the Company.

In the previous year, the Company issued 1,610,000 flow-through common shares, at $10.17 per share, raising gross proceeds of $16.4 million. The purchase price represented a 22% premium over the market price of the Company’s shares on that date. Share issuance costs of $1.0 million were incurred in relation to the offering. The Company had committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the financings and transfer the deductibility to the purchasers of the flow-through shares. As at December 31, 2015, the Company had a remaining commitment to spend $5.5 million, on qualifying expenditures, that was fulfilled in 2016. Also in 2015, the Company issued 1,800,000 common shares of the Company, through a non-brokered private placement, at a price of $8.10 per share raising gross proceeds of $14.6 million.

The Company will continue to advance its major gold projects, in order to either sell them or joint venture them towards production with major mining companies.

The Company has the following commitments:

		Payments due by years
Contractual obligations ($000's)	Total	2017	2018-19	2020-21	2022-23
Mineral interests	4,183	636	1,079	992	1,476
Business premises operating lease	859	139	288	288	144
	5,042	775	1,367	1,280	1,620

Amounts shown for mineral interests include option payments and mineral lease payments that are required to maintain the Company’s interest in the mineral projects.

Outlook and subsequent event

The Company announced subsequent to the year-end that it has entered into a letter of intent setting forth the terms under which it has agreed to purchase a private company owned by Paulson Gold Holdings, LP ("Paulson") that holds a 100% interest in the Snowstorm Project. The Snowstorm Project consists of 31 square miles of land comprised of 700 mining claims and 5,800 acres of fee lands strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone. The transaction currently contemplates that the Company will pay (i) 700,000 common shares; (ii) 500,000 common share purchase warrants exercisable for four years at $15.65 per share; (iii) a conditional cash payment of US$2.5 million if exploration activities at Snowstorm result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101; and (iv) a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources. The letter of intent is non-binding and closing of the transaction is subject to completion of further review of the private company and receipt of stock exchange approvals. Should the transaction be completed, preliminary exploration work will be conducted on the project.

Also subsequent to the year end, the Company disposed of its leasehold interest in the Castle Black Rock project and received 1,500,000 common shares of Columbus Gold Corp. with a fair value of $1.4 million.

In 2017 the Company is planning to conduct additional exploration work at its existing projects, KSM and Iskut.

At KSM exploration will concentrate on advancing the Iron Cap deposit. Drilling in 2016 confirmed the potential to extend the Lower Iron Cap deposit down plunge and encountered a new blind target with high grade gold and copper. The exploration concept for 2017 is to fill-out the down plunge extension of Lower Iron Cap and define the blind discovery.

At Iskut, plans are to evaluate a target identified in the current year that may be indicative of an intermediate to high sulfidation epithermal occurrence associated with a copper- gold porphyry intrusion and continue to refine targets throughout the project.

Limited work is planned for Courageous Lake as the Company focuses on KSM, Iskut and prospectively Snowstorm projects. The Company is planning to deploy a ground geophysical survey over a limited area of the Courageous Lake project.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management evaluated the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2016 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation of the internal controls at December 31, 2016, management has concluded that the Company’s internal controls and procedures are appropriately designed and operating effectively. The registered public accounting firm that audited the Company’s consolidated financial statements has issued their attestation report on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016.

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on October 1, 2016 and ended on December 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of December 31, 2016, that they are appropriately designed and effective.

Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At March 29, 2017, the issued and outstanding common shares of the Company totaled 54,460,531. In addition, there were 3,625,611 stock options, 62,750 RSUs and 1,587 warrants outstanding. Assuming the conversion of all of these instruments outstanding, there would be 58,150,479 common shares issued and outstanding.

Related Party Transactions

The following is a listing of compensation to key management personnel of the Company:

($000’s)	2016	2015
Compensation of directors:
Directors fees	369	363
Services	71	113
Stock-based compensation	693	283
	1,133	759

Compensation of key management personnel:
Salaries and consulting fees	3,398	3,409
Stock-based compensation	2,838	2,503
	6,236	5,912
Total remuneration of key management personnel	7,369	6,671

Changes in Accounting Standards Not Yet Adopted

New standards and amendments to standards and interpretations that are relevant to the Company and effective for annual periods beginning on or after January 1, 2017, that have not been applied in preparing the December 31, 2016 consolidated financial statements are:

IFRS 9, Financial instruments (“IFRS 9”) introduces new requirements for classification and measurement of financial assets, additional changes to financial liabilities and a new general hedge accounting standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company plans to apply IFRS 9 on the effective date. The Company does not expect any reclassification and measurement of financial instruments will have a material impact on the financial statements upon adoption and the Company expects the revised approach to hedge accounting to have no effect on the financial statements.

IFRS 15, Revenue from contracts with customers (“IFRS 15”) will replace IAS 18 Revenue, IAS 11 Construction contracts, and some revenue-related interpretations. The new standard is effective for annual periods beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue at either a point in time or over time. The model features a five-step analysis of transactions to determine when and how much revenue should be recognized. New estimates and judgmental thresholds were introduced, which may affect the amount and/or timing of revenue recognized. Given the Company is in the exploration stage, and has no source of revenue, the Company does not expect the standard will have a material impact on the financial statements upon adoption.

IFRS 16, Leases (“IFRS 16”) will replace IAS 17 Leases. The new standard requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company plans to apply IFRS 16 on the effective date. The Company does not expect the standard will have a material impact on the financial statements. The Company will evaluate the impact of the changes to its financial statements based on the characteristics of any leases in place before and at the time of adoption.

IFRS 2 Share-based payments amendments (“Amendments to IFRS 2”). The Amendments to IFRS 2 clarify the classification and measurement of share-based payments for cash-settled share-based payment transactions or for share-based payment transactions with net settlement features for withholding tax obligations or for any modifications to the terms and conditions of a share-based payment transaction that changes its classification from cash-settled to equity-settled. The effective date of the amendments is January 1, 2018 and the Company intends to adopt the amendments on the effective date. The Company does not expect the amendments to have a material impact on the financial statements based on current stock-based payment practices but will continue to evaluate the amendments based on any changes to settlement practices.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations and deferred income tax. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the statement of financial position as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

12